Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

June 17, 2014

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:         Torchlight Energy Resources, Inc.
Registration Statement on Form S-1
Filed April 22, 2014
File No. 333-195423
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-36247

Dear Mr. Schwall,

On June 10, 2014, Torchlight Energy Resources, Inc. (the “Company,” “we” and “us”) filed Amendment No. 1 to our Registration Statement on Form S-1 and sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1, filed April 22, 2014.  The Staff’s comments were contained in the letter to the Company dated May 20, 2014.  We are supplementing our June 10, 2014 responses with the attached document, a copy of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013, including the exhibits requested thereto in Comment 33 of the Staff’s May 20, 2014 letter.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours,

/s/ John A. Brda

John A. Brda,
President

cc:           Angie Kim
Svitlana Sweat
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549